U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

dated October 2, 2006

WORLD GAMING PLC

(Exact Name as Specified in its Charter)

        N/A

(Translation of Registrant’s Name)

Minerva House

5 Montague Close

London SE1 9BB

United Kingdom

(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

EXPLANATORY NOTE:

Attached hereto as Exhibit 99.1 to this Form 6-K is a press release of the Registrant, dated October 2, 2006, announcing the passage by the United States Congress of the Unlawful Internet Enforcement Act of 2006, and the termination of discussions with Sportingbet Plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 2, 2006

WORLD GAMING PLC

By:	/s/ David James Naismith
Name:	David James Naismith
Title:	CFO

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release, dated October 2, 2006